The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 12, 2015

Citigroup Inc.	August , 2015 Medium-Term Senior Notes, Series G Pricing Supplement No. 2015-CMTNG0649 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-192302

Geared Buffer Securities Based on Shares of the SPDR® S&P® Biotech ETF Due October     , 2016

Overview

▪	The securities offered by this preliminary pricing supplement are unsecured senior debt securities issued by Citigroup Inc. Unlike conventional debt securities, the securities do not pay interest and do not repay a fixed amount of principal at maturity. Instead, the securities offer a payment at maturity that may be greater than, equal to or less than the stated principal amount, depending on the performance of shares of the SPDR® S&P® Biotech ETF (the “underlying shares”) from the initial share price to the final share price.
▪	The securities offer leveraged exposure to a limited range of potential appreciation of the underlying shares and a limited buffer against the potential depreciation of the underlying shares as described below. In exchange for those features, investors in the securities must be willing to forgo (i) any appreciation of the underlying shares in excess of the maximum return at maturity specified below and (ii) any dividends that may be paid on the underlying shares. In addition, investors in the securities must be willing to accept leveraged downside exposure to any depreciation of the underlying shares in excess of the 10.00% buffer. If the underlying shares depreciate by more than the buffer amount from the pricing date to the valuation date, you will lose 1.1111% of the stated principal amount of your securities for every 1% by which that depreciation exceeds the buffer amount. Accordingly, the lower the final share price, the less benefit you will receive from the buffer. There is no minimum payment at maturity.
▪	In order to obtain the modified exposure to the underlying shares that the securities provide, investors must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the securities if we default on our obligations. All payments on the securities are subject to the credit risk of Citigroup Inc.

KEY TERMS
Underlying shares:	Shares of the SPDR® S&P® Biotech ETF (NYSE Arca symbol: “XBI”) (the “underlying share issuer” or “ETF”)
Aggregate stated principal amount:	$
Stated principal amount:	$1,000 per security
Pricing date:	August , 2015 (expected to be August 12, 2015)
Issue date:	August , 2015 (three business days after the pricing date)
Valuation date:	October , 2016 (expected to be October 12, 2016), subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	October , 2016 (expected to be October 17, 2016)
Payment at maturity:

For each $1,000 stated principal amount security you hold at maturity:

▪  If the final share price is greater than the initial share price:
$1,000 + the leveraged return amount, subject to the maximum return at maturity

▪  If the final share price is equal to or less than the initial share price by an amount equal to or less than the buffer amount:
$1,000

▪  If the final share price is less than the initial share price by an amount greater than the buffer amount:
$1,000 × 1.1111 × the share performance factor

If the underlying shares depreciate from the initial share price to the final share price by more than the buffer amount, your payment at maturity will be less, and possibly significantly less, than the $1,000 stated principal amount per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment.

Initial share price:	$ , the closing price of the underlying shares on the pricing date
Final share price:	The closing price of the underlying shares on the valuation date
Share performance factor:	The final share price divided by the initial share price
Share percent increase:	The final share price minus the initial share price, divided by the initial share price
Leveraged return amount:	$1,000 × the share percent increase × the leverage factor
Leverage factor:	150.00%
Maximum return at maturity:	$284.00 per security (28.40% of the stated principal amount). Because of the maximum return at maturity, the payment at maturity will not exceed $1,284.00 per security.
Buffer amount:	10.00%
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	17298CDS4 / US17298CDS44
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per security:	$1,000.00	$20.00	$980.00
Total:	$	$	$

(1) Citigroup Inc. currently expects that the estimated value of the securities on the pricing date will be at least $950.00 per security, which will be less than the issue price. The estimated value of the securities is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in this preliminary pricing supplement.

(2) For more information on the distribution of the securities, see “Supplemental Plan of Distribution” in this preliminary pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the securities involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-4.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the securities or determined that this preliminary pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this preliminary pricing supplement together with the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below:

Product Supplement No. EA-02-03 dated November 13, 2013 Underlying Supplement No. 3 dated November 13, 2013

Prospectus Supplement and Prospectus each dated November 13, 2013

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc.
Geared Buffer Securities Based on Shares of the SPDR® S&P® Biotech ETF Due October , 2016

Additional Information

General. The terms of the securities are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this preliminary pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this preliminary pricing supplement. For example, certain events may occur that could affect your payment at maturity, such as market disruption events and other events affecting the underlying shares. These events and their consequences are described in the accompanying product supplement in the sections “Description of the Securities—Certain Additional Terms for Securities Linked to ETF Shares or Company Shares—Consequences of a Market Disruption Event; Postponement of a Valuation Date,” “—Dilution and Reorganization Adjustments” and “—Delisting, Liquidation or Termination of an ETF,” and not in this preliminary pricing supplement. The accompanying underlying supplement contains important disclosures relevant to the S&P® Biotechnology Select Industry Index® that are not repeated in this preliminary pricing supplement. It is important that you read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus together with this preliminary pricing supplement before deciding whether to invest in the securities. Certain terms used but not defined in this preliminary pricing supplement are defined in the accompanying product supplement.

Dilution and Reorganization Adjustments. The initial share price is a “Relevant Price” for purposes of the section “Description of the Securities—Certain Additional Terms for Securities Linked to ETF Shares or Company Shares—Dilution and Reorganization Adjustments” in the accompanying product supplement. Accordingly, the initial share price is subject to adjustment upon the occurrence of any of the events described in that section.

Hypothetical Examples

The diagram below illustrates your payment at maturity for a range of hypothetical percentage changes from the initial share price to the final share price.

Investors in the securities will not receive any dividends on the underlying shares or the stocks held by the ETF. The diagram and examples below do not show any effect of lost dividend yield over the term of the securities. See “Summary Risk Factors—You will not have voting rights, rights to receive any dividends or other distributions or any other rights with respect to the ETF” below.

Geared Buffer Securities Payment at Maturity Diagram

■ The Securities	■ The Underlying Shares

August 2015	PS-2

Citigroup Inc.
Geared Buffer Securities Based on Shares of the SPDR® S&P® Biotech ETF Due October , 2016

Your actual payment at maturity per security will depend on the actual initial share price and the actual final share price. The examples below are intended to illustrate how your payment at maturity will depend on whether the final share price is greater than or less than the initial share price and by how much. The examples are based on a hypothetical initial share price of $230.00

Example 1—Upside Scenario A. The hypothetical final share price is $241.50 (a 5.00% increase from the hypothetical initial share price), which is greater than the hypothetical initial share price.

Payment at maturity per security = $1,000 + the leveraged return amount, subject to the maximum return at maturity of $284.00 per security

= $1,000 + ($1,000 × the share percent increase × the leverage factor), subject to the maximum return at maturity of $284.00 per security

= $1,000 + ($1,000 × 5.00% × 150.00%), subject to the maximum return at maturity of $284.00 per security

= $1,000 + $75.00, subject to the maximum return at maturity of $284.00 per security

= $1,075.00

Because the underlying shares appreciated from the hypothetical initial share price to the hypothetical final share price and the leveraged return amount of $75.00 per security results in a total return at maturity of 7.50%, which is less than the maximum return at maturity of 28.40%, your payment at maturity in this scenario would be equal to the $1,000 stated principal amount per security plus the leveraged return amount, or $1,075.00 per security.

Example 2—Upside Scenario B. The hypothetical final share price is $368.00 (a 60.00% increase from the hypothetical initial share price), which is greater than the hypothetical initial share price.

Payment at maturity per security = $1,000 + the leveraged return amount, subject to the maximum return at maturity of $284.00 per security

= $1,000 + ($1,000 × the share percent increase × the leverage factor), subject to the maximum return at maturity of $284.00 per security

= $1,000 + ($1,000 × 60.00% × 150.00%), subject to the maximum return at maturity of $284.00 per security

= $1,000 + $900.00, subject to the maximum return at maturity of $284.00 per security

= $1,284.00

Because the underlying shares appreciated from the hypothetical initial share price to the hypothetical final share price and the leveraged return amount of $900.00 per security would result in a total return at maturity of 90.00%, which is greater than the maximum return at maturity of 28.40%, your payment at maturity in this scenario would equal the maximum payment at maturity of $1,284.00 per security. In this scenario, an investment in the securities would underperform a direct investment in the underlying shares.

Example 3—Par Scenario. The hypothetical final share price is $218.50 (a 5.00% decrease from the hypothetical initial share price), which is less than the hypothetical initial share price by an amount that is less than the buffer amount of 10.00%.

Payment at maturity per security = $1,000

Because the underlying shares did not depreciate from the hypothetical initial share price to the hypothetical final share price by more than the 10.00% buffer amount, your payment at maturity in this scenario would be equal to the $1,000 stated principal amount per security.

Example 4—Downside Scenario A. The hypothetical final share price is $161.00 (a 30.00% decrease from the hypothetical initial share price), which is less than the hypothetical initial share price by an amount that is greater than the buffer amount of 10.00%.

Payment at maturity per security = $1,000 × 1.1111 × the index performance factor

= $1,000 × 1.1111 × 0.70

= $1,000 × 0.7778

= $777.80

Because the underlying shares depreciated from the hypothetical initial share price to the hypothetical final share price by more than 10.00%, you would lose 1.1111% of the stated principal amount of your securities for every 1% the underlying shares depreciate beyond the 10.00% buffer amount. In this scenario, the underlying shares depreciated by 30.00% and you would lose 22.22% of the stated principal amount at maturity; therefore, the securities would provide an effective buffer of 7.78%.

Example 5—Downside Scenario B. The hypothetical final share price is $69.00 (a 70.00% decrease from the hypothetical initial share price), which is less than the hypothetical initial share price by an amount that is greater than the buffer amount of 10.00%.

Payment at maturity per security = $1,000 × 1.1111 × the index performance factor

= $1,000 × 1.1111 × 0.30

August 2015	PS-3

Citigroup Inc.
Geared Buffer Securities Based on Shares of the SPDR® S&P® Biotech ETF Due October , 2016

= $1,000 × 0.3333

= $333.30

Because the underlying shares depreciated from the hypothetical initial share price to the hypothetical final share price by more than 10.00%, you would lose 1.1111% of the stated principal amount of your securities for every 1% the underlying shares declined beyond the 10.00% buffer amount. In this scenario, the underlying shares depreciated by 70.00% and you would lose 66.67% of the stated principal amount at maturity; therefore, the securities would provide an effective buffer of 3.33%. A comparison of this example with the previous example illustrates the diminishing benefit of the buffer the greater the depreciation of the underlying shares.

Summary Risk Factors

An investment in the securities is significantly riskier than an investment in conventional debt securities. The securities are subject to all of the risks associated with an investment in our conventional debt securities, including the risk that we may default on our obligations under the securities, and are also subject to risks associated with the underlying shares. Accordingly, the securities are suitable only for investors who are capable of understanding the complexities and risks of the securities. You should consult your own financial, tax and legal advisers as to the risks of an investment in the securities and the suitability of the securities in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the securities. You should read this summary together with the more detailed description of risks relating to an investment in the securities contained in the section “Risk Factors Relating to the Securities” beginning on page EA-6 in the accompanying product supplement. You should also carefully read the risk factors included in the documents incorporated by reference in the accompanying prospectus, including our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to our business more generally.

▪	You may lose some or all of your investment. Unlike conventional debt securities, the securities do not repay a fixed amount of principal at maturity. Instead, your payment at maturity will depend on the performance of the underlying shares. If the underlying shares depreciate by more than the buffer amount, you will lose 1.1111% of the stated principal amount of your securities for every 1% by which that depreciation exceeds the buffer amount. You should understand that any depreciation of the underlying shares beyond the 10.00% buffer will result in a magnified loss to your investment by 1.1111 times, which will progressively offset any protection that the 10.00% buffer amount would offer. For example, if the final share price is 50.00% less than the initial share price, your payment at maturity would equal $555.50. Under the terms of the securities, in this scenario, the 10.00% buffer amount would have been reduced to effectively 5.55%. The lower the final share price, the less benefit you will receive from the buffer. There is no minimum payment at maturity, and you may lose up to all of your investment.

▪	The securities do not pay interest. Unlike conventional debt securities, the securities do not pay interest or any other amounts prior to maturity. You should not invest in the securities if you seek current income during the term of the securities.

▪	Your potential return on the securities is limited. Your potential total return on the securities at maturity is limited to the maximum return at maturity of 28.40%, which is equivalent to a maximum return at maturity of $284.00 per security. Taking into account the leverage factor, any increase in the final share price over the initial share price by more than approximately 18.93% will not increase your return on the securities and will progressively reduce the effective amount of leverage provided by the securities.

▪	You will not have voting rights, rights to receive any dividends or other distributions or any other rights with respect to the ETF. As of August 11, 2015, the trailing 12-month dividend yield of the underlying shares was 0.75%. While it is impossible to know the future dividend yield of the underlying shares, if this trailing 12-month dividend yield were to remain constant for the term of the securities, you would be forgoing an aggregate yield of approximately 0.87% (assuming no reinvestment of dividends) by investing in the securities instead of investing directly in the underlying shares or in another investment linked to the underlying shares that provides for a pass-through of dividends. The payment scenarios described in this pricing supplement do not show any effect of lost dividend yield over the term of the securities.

▪	Your payment at maturity depends on the closing price of the underlying shares on a single day. Because your payment at maturity depends on the closing price of the underlying shares solely on the valuation date, you are subject to the risk that the closing price of the underlying shares on that day may be lower, and possibly significantly lower, than on one or more other dates during the term of the securities. If you had invested directly in the underlying shares or in another instrument linked to the underlying shares that you could sell for full value at a time selected by you, or if the payment at maturity were based on an average of closing prices of the underlying shares, you might have achieved better returns.

▪	The securities are subject to the credit risk of Citigroup Inc. If we default on our obligations under the securities, you may not receive anything owed to you under the securities.

▪	The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. CGMI currently intends to make a secondary market in relation to the securities and to provide an indicative bid price for the securities on a daily basis. Any indicative bid price for the securities provided by CGMI will be determined in CGMI’s sole

August 2015	PS-4

Citigroup Inc.
Geared Buffer Securities Based on Shares of the SPDR® S&P® Biotech ETF Due October , 2016

discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the securities can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the securities because it is likely that CGMI will be the only broker-dealer that is willing to buy your securities prior to maturity. Accordingly, an investor must be prepared to hold the securities until maturity.

▪	The estimated value of the securities on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, will be less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the securities that are included in the issue price. These costs include (i) the selling concessions paid in connection with the offering of the securities, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the securities and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the securities. These costs adversely affect the economic terms of the securities because, if they were lower, the economic terms of the securities would be more favorable to you. The economic terms of the securities are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the securities. See “The estimated value of the securities would be lower if it were calculated based on our secondary market rate” below.

▪	The estimated value of the securities was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this preliminary pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the underlying shares, dividend yields on the underlying shares and the stocks held by the ETF and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the securities. Moreover, the estimated value of the securities set forth on the cover page of this preliminary pricing supplement may differ from the value that we or our affiliates may determine for the securities for other purposes, including for accounting purposes. You should not invest in the securities because of the estimated value of the securities. Instead, you should be willing to hold the securities to maturity irrespective of the initial estimated value.

▪	The estimated value of the securities would be lower if it were calculated based on our secondary market rate. The estimated value of the securities included in this preliminary pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the securities. Our internal funding rate is generally lower than the market rate implied by traded instruments referencing our debt obligations in the secondary market for those debt obligations, which we refer to as our secondary market rate. If the estimated value included in this preliminary pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the securities, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that we will pay to investors in the securities, which do not bear interest.

▪	The estimated value of the securities is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you in the secondary market. Any such secondary market price will fluctuate over the term of the securities based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this preliminary pricing supplement, any value of the securities determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the securities than if our internal funding rate were used. In addition, any secondary market price for the securities will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the securities to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the securities will be less than the issue price.

▪	The value of the securities prior to maturity will fluctuate based on many unpredictable factors. The value of your securities prior to maturity will fluctuate based on the price and volatility of the underlying shares and a number of other factors, including the price and volatility of the stocks held by the ETF, the dividend yields on the underlying shares and the stocks held by the ETF, interest rates in the United States, the time remaining to maturity and our creditworthiness, as reflected in our secondary market rate. You should understand that the value of your securities at any time prior to maturity may be significantly less than the issue price.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Securities” in this preliminary pricing supplement.

▪	The underlying shares are subject to risks associated with investing in the biotechnology sector. The stocks held by the ETF are generally concentrated in the biotechnology industry. Companies within the biotech industry invest heavily in research and development which may not necessarily lead to commercially successful products. This industry is also subject to increased

August 2015	PS-5

Citigroup Inc.
Geared Buffer Securities Based on Shares of the SPDR® S&P® Biotech ETF Due October , 2016

governmental regulation which may delay or inhibit the release of new products. Many biotech companies are dependent upon their ability to use and enforce intellectual property rights and patents. Any impairment of such rights may have adverse financial consequences. Biotech stocks, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. Biotech companies can be significantly affected by technological change and obsolescence, product liability lawsuits and consequential high insurance costs.

▪	The underlying shares are subject to risks associated with the health care sector. Companies in the health care sector are subject to extensive government regulation and their profitability can be significantly affected by restrictions on government reimbursement for medical expenses, rising costs of medical products and services, pricing pressure (including price discounting), limited product lines and an increased emphasis on the delivery of healthcare through outpatient services. Companies in the health care sector are heavily dependent on obtaining and defending patents, which may be time consuming and costly, and the expiration of patents may also adversely affect the profitability of the companies. Health care companies are also subject to extensive litigation based on product liability and similar claims. In addition, their products can become obsolete due to industry innovation, changes in technologies or other market developments. Many new products in the health care sector require significant research and development and may be subject to regulatory approvals, all of which may be time consuming and costly with no guarantee that any product will come to market.

▪	Our offering of the securities is not a recommendation of the underlying shares. The fact that we are offering the securities does not mean that we believe that investing in an instrument linked to the underlying shares is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the underlying shares or the stocks held by the ETF or in instruments related to the underlying shares or such stocks, and may publish research or express opinions, that in each case are inconsistent with an investment linked to the underlying shares. These and other activities of our affiliates may affect the price of the underlying shares in a way that has a negative impact on your interests as a holder of the securities.

▪	The price of the underlying shares may be adversely affected by our or our affiliates' hedging and other trading activities. We expect to hedge our obligations under the securities through CGMI or other of our affiliates, who may take positions directly in the underlying shares or the stocks held by the ETF and other financial instruments related to the underlying shares or such stocks and may adjust such positions during the term of the securities. Our affiliates also trade the underlying shares or the stocks held by the ETF and other financial instruments related to the underlying shares or such stocks on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers. These activities could affect the price of the underlying shares in a way that negatively affects the value of the securities. They could also result in substantial returns for us or our affiliates while the value of the securities declines.

▪	We and our affiliates may have economic interests that are adverse to yours as a result of our affiliates’ business activities. Our affiliates may currently or from time to time engage in business with the underlying share issuer or the issuers of the stocks held by the ETF, including extending loans to, making equity investments in or providing advisory services to such issuers. In the course of this business, we or our affiliates may acquire non-public information about such issuers, which we will not disclose to you. Moreover, if any of our affiliates is or becomes a creditor of any such issuer, they may exercise any remedies against any such issuer that are available to them without regard to your interests.

▪	Even if the underlying share issuer pays a dividend that it identifies as special or extraordinary, no adjustment will be required under the securities for that dividend unless it meets the criteria specified in the accompanying product supplement. In general, an adjustment will not be made under the terms of the securities for any cash dividend paid on the underlying shares unless the amount of the dividend per underlying share, together with any other dividends paid in the same quarter, exceeds the dividend paid per underlying share in the most recent quarter by an amount equal to at least 10% of the closing price of the underlying shares on the date of declaration of the dividend. Any dividend will reduce the closing price of the underlying shares by the amount of the dividend per underlying share. If the underlying share issuer pays any dividend for which an adjustment is not made under the terms of the securities, holders of the securities will be adversely affected. See “Description of the Securities—Certain Additional Terms for Securities Linked to ETF Shares or Company Shares—Dilution and Reorganization Adjustments—Certain Extraordinary Cash Dividends” in the accompanying product supplement.

▪	An adjustment will not be made for all events that may have a dilutive effect on or otherwise adversely affect the market price of the underlying shares. For example, we will not make any adjustment for ordinary dividends, extraordinary dividends that do not meet the criteria described above. Moreover, the adjustments we do make may not fully offset the dilutive or adverse effect of the particular event. Investors in the securities may be adversely affected by such an event in a circumstance in which a direct holder of the underlying shares would not.

▪	The securities may become linked to shares of an issuer other than the original underlying share issuer upon the occurrence of a reorganization event or upon the delisting of the underlying shares. For example, if the underlying share issuer enters into a merger agreement that provides for holders of the underlying shares to receive shares of another entity, the shares of such other entity will become the underlying shares for all purposes of the securities upon consummation of the merger. Additionally, if the underlying shares are delisted or the ETF is otherwise terminated, the calculation agent may, in its sole

August 2015	PS-6

Citigroup Inc.
Geared Buffer Securities Based on Shares of the SPDR® S&P® Biotech ETF Due October , 2016

discretion, select shares of another ETF to be the underlying shares. See “Description of the Securities—Certain Additional Terms for Securities Linked to ETF Shares or Company Shares—Dilution and Reorganization Adjustments” and “Description of the Securities —Certain Additional Terms for Securities Linked to ETF Shares or Company Shares—Delisting, Liquidation or Termination of an ETF” in the accompanying product supplement.

▪	The calculation agent, which is an affiliate of ours, will make important determinations with respect to the securities. If certain events occur, such as market disruption events, events with respect to the underlying share issuer that may require a dilution adjustment or the delisting of the underlying shares, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect your payment at maturity. In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the securities.

▪	The price of the underlying shares may not completely track the performance of the index underlying the ETF. The price of the underlying shares will reflect transaction costs and fees of the underlying share issuer that are not included in the calculation of the index underlying the ETF. In addition, the underlying share issuer may not hold all of the shares included in, and may hold securities and derivative instruments that are not included in, the index underlying the ETF.

▪	Changes made by the investment adviser to the underlying share issuer or by the sponsor of the index underlying the ETF may adversely affect the underlying shares. We are not affiliated with the investment adviser to the underlying share issuer or with the sponsor of the index underlying the ETF. Accordingly, we have no control over any changes such investment adviser or sponsor may make to the underlying share issuer or the index underlying the ETF. Such changes could be made at any time and could adversely affect the performance of the underlying shares.

▪	The U.S. federal tax consequences of an investment in the securities are unclear. There is no direct legal authority regarding the proper U.S. federal tax treatment of the securities, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as prepaid forward contracts. If the IRS were successful in asserting an alternative treatment of the securities, the tax consequences of the ownership and disposition of the securities might be materially and adversely affected. Even if the treatment of the securities as prepaid forward contracts is respected, a security may be treated as a “constructive ownership transaction,” with consequences described below under “United States Federal Tax Considerations.” In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, including the character and timing of income or loss and the degree, if any, to which income realized by non-U.S. persons should be subject to withholding tax, possibly with retroactive effect. You should read carefully the discussion under “United States Federal Tax Considerations” and “Risk Factors Relating to the Securities” in the accompanying product supplement and “United States Federal Tax Considerations” in this pricing supplement. You should also consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Information About the Underlying Shares

The SPDR® S&P® Biotech ETF (the “ETF” or the “underlying share issuer”) is an exchange-traded fund that seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the S&P® Biotechnology Select Industry Index (the “Underlying Index”).The ETF is managed by SsgA Funds Management, Inc. (“SSgA FM”), an investment advisor to the ETF, and the SPDR® Series Trust, a registered investment company. The Select Sector SPDR® Trust consists of numerous separate investment portfolios, including the ETF. Information provided to or filed with the SEC by The SPDR® Series Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC’s website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. Shares of the SPDR® S&P® Biotech ETF trades on the NYSE Arca under the ticker symbol “XBI.”

This preliminary pricing supplement relates only to the securities offered hereby and does not relate to the underlying shares or other securities of the underlying share issuer. We have derived all disclosures contained in this preliminary pricing supplement regarding the underlying shares and the underlying share issuer from the publicly available documents described above. In connection with the offering of the securities, neither Citigroup Inc. nor CGMI has participated in the preparation of such documents or made any due diligence inquiry with respect to the underlying share issuer or the Underlying Index.

The securities represent obligations of Citigroup Inc. only. The underlying share issuer is not involved in any way in this offering and has no obligation relating to the securities or to holders of the securities.

Neither we nor any of our affiliates makes any representation to you as to the performance of the underlying shares.

August 2015	PS-7

Citigroup Inc.
Geared Buffer Securities Based on Shares of the SPDR® S&P® Biotech ETF Due October , 2016

Historical Information

The graph below shows the closing prices of the underlying shares for each day such price was available from January 4, 2010 to August 11, 2015. The table that follows shows the high and low closing prices of, and dividends paid on, the underlying shares for each quarter in that same period. We obtained the closing prices and other information below from Bloomberg L.P., without independent verification. You should not take the historical prices of the underlying shares as an indication of future performance.

SPDR® S&P® Biotech ETF – Historical Closing Prices January 4, 2010 to August 11, 2015

SPDR® S&P® Biotech ETF	High	Low	Dividends
2010
First Quarter	$62.05	$54.48	$0.00000
Second Quarter	$61.59	$51.66	$0.00000
Third Quarter	$59.37	$49.94	$0.00000
Fourth Quarter	$64.40	$58.33	$0.00000
2011
First Quarter	$66.77	$61.26	$0.00000
Second Quarter	$75.24	$67.22	$0.00000
Third Quarter	$75.55	$55.36	$0.00000
Fourth Quarter	$67.74	$56.69	$0.00000
2012
First Quarter	$82.33	$66.03	$0.00000
Second Quarter	$88.66	$73.90	$0.00000
Third Quarter	$96.25	$85.29	$0.00000
Fourth Quarter	$95.56	$81.72	$0.00000

August 2015	PS-8

Citigroup Inc.
Geared Buffer Securities Based on Shares of the SPDR® S&P® Biotech ETF Due October , 2016

2013
First Quarter	$100.65	$91.24	$0.24056
Second Quarter	$112.98	$97.17	$0.00000
Third Quarter	$131.22	$108.73	$0.13885
Fourth Quarter	$131.84	$114.23	$0.03778
2014
First Quarter	$170.70	$128.92	$0.33302
Second Quarter	$154.05	$120.80	$0.61614
Third Quarter	$162.89	$134.62	$0.56277
Fourth Quarter	$190.34	$145.44	$0.49100
2015
First Quarter	$237.98	$184.30	$0.24538
Second Quarter	$259.71	$206.33	$0.43788
Third Quarter (through August 11, 2015)	$271.07	$234.40	$0.00000

The closing price of the underlying shares on August 11, 2015 was $234.40.

We make no representation as to the amount of dividends, if any, that may be paid on the underlying shares in the future. In any event, as an investor in the securities, you will not be entitled to receive dividends, if any, that may be payable on the underlying shares.

Description of the SPDR® S&P® Biotech ETF

Investment Objective and Strategy

The ETF seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the Underlying Index. For additional information regarding the Underlying Index, see “—The S&P® Biotechnology Select Industry® Index” below.

Replication

In seeking to track the performance of the Underlying Index, the ETF employs a sampling strategy, which means that the ETF is not required to purchase all of the securities represented in the Underlying Index. Instead, the ETF may purchase a subset of the securities included in the Underlying Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the Underlying Index. Under normal market conditions, the ETF generally invests substantially all, but at least 80%, of its total assets in the securities included in the Underlying Index. In addition, the ETF may invest in equity securities that are not included in the Underlying Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSgA FM).

Correlation

The Underlying Index is a theoretical financial calculation, while the ETF is an actual investment portfolio. The ETF seeks to track the performance of the Underlying Index as closely as possible (i.e., achieve a high degree of correlation with the Underlying Index). However, the performance of the ETF and the Underlying Index will vary somewhat due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies.

The S&P® Biotechnology Select Industry® Index

The Underlying Index is an equal-weighted index that is designed to measure the performance of the biotechnology sub-industry portion of the S&P® Total Market Index (“TMI”). Each of the component stocks included in the Underlying Index is a constituent company within the biotechnology sub-industry of the TMI. The Underlying Index was launched on January 27, 2006 and had an initial value of 1,000 as of a base date of December 17, 1999. As of July 31, 2015, the Underlying Index was comprised of 103 constituents. The Underlying Index is reported by Bloomberg L.P. under the ticker symbol “SPSIBI.”

The Underlying Index is an S&P® Select Industry Index. For information about the construction and calculation of the S&P® Select Industry Index, including the Underlying Index, please refer to the section “Equity Index Descriptions—S&P Select Industry Indices—The S&P Total Market Index” in the accompanying underlying supplement.

August 2015	PS-9

Citigroup Inc.
Geared Buffer Securities Based on Shares of the SPDR® S&P® Biotech ETF Due October , 2016

All disclosures contained in this preliminary pricing supplement regarding the Underlying Index and the TMI, including the makeup, method of calculation and changes of their respective components, are derived from publicly available information prepared by S&P Dow Jones Indices LLC. Neither Citigroup Inc. nor CGMI has independently verified such information.

United States Federal Tax Considerations

You should read carefully the discussion under “United States Federal Tax Considerations” and “Risk Factors Relating to the Securities” in the accompanying product supplement and “Summary Risk Factors” in this pricing supplement.

In the opinion of our counsel, Davis Polk & Wardwell LLP, which is based on current market conditions, a security should be treated as a prepaid forward contract for U.S. federal income tax purposes. By purchasing a security, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to this treatment. There is uncertainty regarding this treatment, and the IRS or a court might not agree with it.

Assuming this treatment of the securities is respected and subject to the discussion in “United States Federal Tax Considerations” in the accompanying product supplement, the following U.S. federal income tax consequences should result under current law:

•	You should not recognize taxable income over the term of the securities prior to maturity, other than pursuant to a sale or exchange.

•	Upon a sale or exchange of a security (including retirement at maturity), you should recognize gain or loss equal to the difference between the amount realized and your tax basis in the security. Subject to the discussion below concerning the potential application of the “constructive ownership” rules under Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), any gain or loss recognized upon a sale, exchange or retirement of a security should be long-term capital gain or loss if you held the security for more than one year.

Even if the treatment of the securities as prepaid forward contracts is respected, your purchase of a security may be treated as entry into a “constructive ownership transaction,” within the meaning of Section 1260 of the Code, with respect to the underlying shares. In that case, all or a portion of any long-term capital gain you would otherwise recognize in respect of your securities would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain.” Although the matter is unclear, the “net underlying long-term capital gain” may equal the amount of long-term capital gain you would have realized if on the issue date you had purchased underlying shares with a value equal to the amount you paid to acquire your securities and subsequently sold those shares for their fair market value at the time your securities are sold, exchanged or retired (which would reflect the percentage increase, without regard to the leverage factor, in the value of the underlying shares over the term of the securities). Alternatively, the “net underlying long-term capital gain” could be calculated using a number of underlying shares that reflects the leverage factor used to calculate the payment that you will receive on your securities. Any long-term capital gain recharacterized as ordinary income under Section 1260 would be treated as accruing at a constant rate over the period you held your securities, and you would be subject to an interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years. Due to the lack of governing authority under Section 1260, our counsel is not able to opine as to whether or how Section 1260 applies to the securities. You should read the section entitled “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Potential Application of Section 1260 of the Code” in the accompanying product supplement for additional information and consult your tax adviser regarding the potential application of the “constructive ownership” rule.

Under current law, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the securities, you generally should not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the securities, provided that (i) income in respect of the securities is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, including the character and timing of income or loss and the degree, if any, to which income realized by non-U.S. persons should be subject to withholding tax, possibly with retroactive effect. If withholding tax applies to the securities, we will not be required to pay any additional amounts with respect to amounts so withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the securities.

August 2015	PS-10

Citigroup Inc.
Geared Buffer Securities Based on Shares of the SPDR® S&P® Biotech ETF Due October , 2016

You should also consult your tax adviser regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the securities and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the securities, is acting as principal and will receive an underwriting fee of $20.00 for each $1,000 security sold in this offering. From this underwriting fee, CGMI will pay selected dealers not affiliated with CGMI a fixed selling concession of $20.00 for each $1,000 security they sell.

CGMI is an affiliate of ours. Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the securities, either directly or indirectly, without the prior written consent of the client.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

A portion of the net proceeds from the sale of the securities will be used to hedge our obligations under the securities. We expect to hedge our obligations under the securities through CGMI or other of our affiliates. CGMI or such other of our affiliates may profit from this expected hedging activity even if the value of the securities declines. This hedging activity could affect the closing price of the underlying shares and, therefore, the value of and your return on the securities. For additional information on the ways in which our counterparties may hedge our obligations under the securities, see “Use of Proceeds and Hedging” in the accompanying prospectus.

Valuation of the Securities

CGMI calculated the estimated value of the securities set forth on the cover page of this preliminary pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the securities by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the securities, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the securities (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the securities prior to maturity will fluctuate based on many unpredictable factors” in this preliminary pricing supplement, but not including our creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the securities is a function of the terms of the securities and the inputs to CGMI’s proprietary pricing models. As of the date of this preliminary pricing supplement, it is uncertain what the estimated value of the securities will be on the pricing date because it is uncertain what the values of the inputs to CGMI’s proprietary pricing models will be on the pricing date.

For a period of approximately three months following issuance of the securities, the price, if any, at which CGMI would be willing to buy the securities from investors, and the value that will be indicated for the securities on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the securities. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period. However, CGMI is not obligated to buy the securities from investors at any time. See “Summary Risk Factors—The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”

Contact

Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

© 2015 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

August 2015	PS-11